UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                          DURA AUTOMOTIVE SYSTEMS, INC.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    265903104
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                                 (CUSIP Number)

                                October 12, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  265903104
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
      (entities only):
                        Marathon Asset Management, LLC
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)                             (b)
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:   Delaware, United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:           (5) Sole Voting Power:       941,946*
                                             -----------------------------------
                                         (6) Shared Voting Power:           0
                                             -----------------------------------
                                         (7) Sole Dispositive Power:  941,946*
                                             -----------------------------------
                                         (8) Shared Dispositive Power:      0
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:   941,946*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):  N/A
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(11)  Percent of Class Represented by Amount in Row (9):  5.0%*
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(12)  Type of Reporting Person (See Instructions):  IA
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*  The shares of the Class A Common Stock, par value $0.01 per share (the "Class
A Common Stock"), of Dura Automotive Systems, Inc. are held by Marathon Special Opportunity Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has sole power to vote and direct the disposition of all shares of the Class A Common Stock held by the Fund. Thus, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 941,946 shares, or 5.0% of the deemed issued and outstanding shares of the Class A Common Stock as of October 12, 2005.

Item 1(a)  Name Of Issuer.   Dura Automotive Systems, Inc.

Item 1(b)  Address  of  Issuer's  Principal  Executive  Offices.
           2791 Research Drive, Rochester Hills, Michigan  48309


Item 2(a)  Name of Person Filing.  Marathon Asset Management, LLC

Item 2(b) Address of Principal Business Office or, if None, Residence. 461 Fifth Ave., 10th Floor, New York, NY 10017

Item 2(c)  Citizenship.  Delaware, United States

Item 2(d)  Title of Class of Securities.   Class A Common Stock, par value $0.01
           per share

Item 2(e)  CUSIP No.  265903104


Item 3 If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

           Not Applicable.


Item 4     Ownership.

         (a)   Amount Beneficially Owned (as of October 12, 2005)     941,946*

         (b)   Percent of Class (as of October 12, 2005)              5.0%*

         (c)   Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote               941,946*

            (ii) shared power to vote or to direct the vote                   0*

           (iii) sole power to dispose or to direct the disposition of  941,946*

            (iv) shared power to dispose or to direct the disposition of      0*


* The shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Dura Automotive Systems, Inc. are held by Marathon Special Opportunity Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has sole power to vote and direct the disposition of all shares of the Class A Common Stock held by the Fund. Thus, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 941,946 shares, or 5.0% of the deemed issued and outstanding shares of the Class A Common Stock as of October 12, 2005.


Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              October 17, 2005

                                              MARATHON ASSET MANAGEMENT, LLC


                                              By:/s/ Andrew Rabinowitz
                                                 -------------------------------
                                              Name:  Andrew Rabinowitz
                                              Title: Chief Financial Officer and
                                                     Chief Operating Officer


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)